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                          June 2, 2021

       Sagi Niri
       Chief Financial Officer and Director
       Tremor International Ltd.
       82 Yigal Alon Street
       Tel Aviv, 6789124, Israel

                                                        Re: Tremor
International Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 25, 2021
                                                            File No. 333-256452

       Dear Mr. Niri:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2021 letter.

       Form F-1 filed on May 25, 2021

       Prospectus Summary, page 1

   1. We note your revised disclosures in response to prior comment 3 where you discuss the growth in both Video
and CTV revenue for the six months ended June 30, 2020 compared to the six months ended
December 31, 2020. As CTV revenue is a subset of Total Video revenue, please revise
to indicate as such and to discuss the increase in Total Video revenue separately from
CTV revenue for each half of fiscal 2020. Similar revisions
                                                        should be made
elsewhere where you include these disclosures.
 Sagi Niri
FirstName  LastNameSagi
Tremor International Ltd. Niri
Comapany
June 2, 2021NameTremor International Ltd.
June 2,
Page 2 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates, page 61

2. Please revise to clearly state that beginning in fiscal 2020 you determined that you operated as an agent with respect to your Programmatic activity and therefore present revenue on a net basis. Also, we note your disclosures on page ii where you state "[i]n order to improve comparability and provide a more meaningful basis for comparison of our financial results, this prospectus includes certain unaudited, as adjusted (non-IFRS)
         revenue information solely for the year ended December 31, 2019 that give effect to the revenue recognition changes noted above as if such changes were applied on January 1,
         2019. This as adjusted (non-IFRS) revenue information will not be provided for any period subsequent to the year ended December 31, 2019." Please revise to include similar language in the introductory paragraph to the reconciliation table on page 63.
Key Operating Metrics, page 79

3. We note your measure of "average contribution ex-TAC per active customer." Please tell us what is meant by "average" contribution or revise as necessary. Also, revise to include the comparable IFRS measure of gross profit per active customer here and wherever else you discuss this measure. Refer to Question 102.10 of the non-GAAP
C&DIs.
4. Please revise your reference to "net revenue retention rate" in the table to refer to the correct measure of contribution ex-TAC retention rate.
Business, page 84

5. We note your revised disclosures in response to comment 1. Please tell us the actual number of publishers at March 31, 2021. Also, revise to include the actual active publisher count in this filing for each period presented. In this regard, while you state in your response to comment 3 in your April 13, 2021 letter that you believe providing an approximate figure is more appropriate since this number can fluctuate over time, considering you rely on publishers in order to conduct your business, it would seem that the actual publisher count is important to an understanding of your business.
Description of American Depository Shares
Governing Law/Waiver of Jury Trial, page 135

6. We note your disclosure that the deposit agreement includes a waiver of jury trial provision and an exclusive forum provision. Please include a risk factor addressing the impact of these provisions of this deposit agreement on the rights of ADS holders.
 Sagi Niri
FirstName  LastNameSagi
Tremor International Ltd. Niri
Comapany
June 2, 2021NameTremor International Ltd.
June 2,
Page 3 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology